As filed with the Securities and Exchange Commission on August 14, 1998
==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                         Molecular Dynamics, Inc.
                         (Name of Subject Company)

                           APB Acquisition Corp.
                                 (Bidder)
                      Amersham Pharmacia Biotech Inc.
                      Amersham Pharmacia Biotech Ltd
                               (Co-Bidders)

                  Common Stock, $0.01 Par Value Per Share
                      (Title of Class of Securities)

                               ------------

                                608514 10 5
                              (CUSIP Number)

                             Andrew D. Rackear
                           APB Acquisition Corp.
                    c/o Amersham Pharmacia Biotech Inc.
                           800 Centennial Avenue
                               P.O. Box 1327
                         Piscataway, NJ 08855-1327
                          Telephone: 732-457-8000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)

                                Copies to:
                             John W. Buttrick
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000

                         CALCULATION OF FILING FEE

        Transaction valuation*             Amount of filing fee
        ----------------------             --------------------
            $ 218,718,887                      $ 43,743.78

* Value derived by multiplying 10,669,214 (the number of shares of common stock of the subject company outstanding (i) plus shares of common stock issuable pursuant to vested stock options (ii) minus 1,002,000 shares of common stock beneficially owned by Amersham Pharmacia Biotech Inc.) by $20.50 (the purchase price per share offered by the bidder).

[ ]   Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

==============================================================================

CUSIP No.  608514 10 5

  1    NAMES OF REPORTING PERSONS                        APB Acquisition Corp.
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS                                                      AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

  7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                                   None

  8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                             [ ]

  9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   N/A

 10    TYPE OF REPORTING PERSON                                             CO


CUSIP No.  608514 10 5

  1    NAMES OF REPORTING PERSONS              Amersham Pharmacia Biotech Inc.
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS                                                      AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

  7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                              1,002,000

  8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                             [ ]

  9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   8.0

 10    TYPE OF REPORTING PERSON                                             CO


CUSIP No.  608514 10 5

  1    NAMES OF REPORTING PERSONS               Amersham Pharmacia Biotech Ltd
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS                                                      AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION            England, United Kingdom

  7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                              1,002,000

  8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                             [ ]

  9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   8.0

 10    TYPE OF REPORTING PERSON                                             CO


Item 1. Security and Subject Company.

               (a) The name of the subject company is Molecular Dynamics, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated herein by reference.

               (b) This Statement relates to the offer by APB Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Amersham Pharmacia Biotech Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value (the "Common Stock"), including the associated Rights (the "Rights") to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent, dated as of November 23, 1994 (the Common Stock and the Rights are referred to herein collectively as the "Shares"), of the Company at $20.50 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which are herein collectively referred to as the "Offer"). The bidder is Purchaser; co-bidders are Amersham Pharmacia Biotech Ltd ("APB Ltd") and Parent, a wholly-owned subsidiary of APB Ltd. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

               (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

               (a)-(d), (g) This statement is filed by Purchaser, Parent and APB Ltd. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser, Parent, Amersham Pharmacia Biotech Ltd and Nycomed Amersham plc" and Schedule I of the Offer to Purchase is incorporated herein by reference.

               (e)-(f) Neither Parent, Purchaser, Nycomed Amersham plc or APB Ltd, nor, to the best knowledge of Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

               (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser, Parent, Amersham Pharmacia Biotech Ltd and Nycomed Amersham plc" and Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

               (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

               (c)  Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

               (a)-(e)  The information set forth in the Introduction and
Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

               (f)-(g) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

               (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser, Parent, Amersham Pharmacia Biotech Ltd and Nycomed Amersham plc", Section 10 "Background of the Offer; Past Contacts; Transactions or Negotiations with the Company"; and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

               The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser, Parent, Amersham Pharmacia Biotech Ltd and Nycomed Amersham plc", Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

               The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

               None.

Item 10. Additional Information.

               (a) The information set forth in Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase in incorporated herein by reference.

               (b)-(c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

               (d) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

               (e)  Not applicable.

               (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

               (a)(1) Offer to Purchase, dated August 14, 1998

               (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

               (a)(3) Notice of Guaranteed Delivery

               (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

               (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

               (a)(6) Text of Press Release issued by Nycomed Amersham plc, dated August 10, 1998

               (a)(7) Form of summary advertisement dated August 14, 1998

               (b) Commitment Letter dated as of August 12, 1998 from Nycomed Amersham plc to APB Ltd

               (c)(1) Agreement and Plan of Merger dated as of August 9, 1998, among the Company, Parent and Purchaser

               (c)(2) Stockholder Agreement dated as of August 9, 1998, among Purchaser, Parent, James M. Schlater and Jay T. Flatley

               (c)(3) Letter Agreement dated as of August 9, 1998, between the Company and Jay Flatley.

               (d) None

               (e) None

               (f) None


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1998

                                   APB Acquisition Corp.


                                   By: /s/ David Dally
                                       ----------------------------------
                                       Name: David Dally
                                       Title: President


                                   Amersham Pharmacia Biotech Inc.


                                   By: /s/ Philip G. Douglas
                                       ----------------------------------
                                       Name: Philip G. Douglas
                                       Title: President


                                   Amersham Pharmacia Biotech Ltd


                                   By: /s/ G.F.B. Kerr
                                       ----------------------------------
                                       Name: G.F.B. Kerr
                                       Title: Director


                               EXHIBIT INDEX


Exhibit                                                                                         Sequentially
Number      Description                                                                         Numbered Page
------      -----------                                                                         -------------
(a)(1)      Offer to Purchase, dated August 14, 1998.......................................

(a)(2)      Letter of Transmittal (including Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9)..................................

(a)(3)      Notice of Guaranteed Delivery..................................................

(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.......................................................................

(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees...................................................

(a)(6)      Text of Press Release issued by Nycomed Amersham plc, dated August 10, 1998....

(a)(7)      Form of summary advertisement dated August 14, 1998............................

(b)         Commitment Letter dated as of August 12, 1998 from Nycomed Amersham plc to Amersham Pharmacia Biotech Ltd..............................................

(c)(1)      Agreement and Plan of Merger dated as of August 9, 1998, among the Company,
            Parent and Purchaser...........................................................

(c)(2)      Stockholder Agreement dated as of August 9, 1998, among Purchaser, Parent,
            James M. Schlater and Jay T. Flatley...........................................

(c)(3)      Letter Agreement dated as of August 9, 1998, between the Company and Jay Flatley.

(d)         None...........................................................................

(e)         None...........................................................................

(f)         None...........................................................................